Filed by Catalytica Energy Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc
CATALYTICA ENERGY SYSTEMS, INC.
FIRST QUARTER 2007 FINANCIAL RESULTS
CONFERENCE CALL TRANSCRIPT
MAY 15, 2007
CORPORATE PARTICIPANTS
Megan Meloni
Catalytica Energy Systems, Inc. — Director of IR
Rob Zack
Catalytica Energy Systems, Inc. — President, CEO and CFO
CONFERENCE CALL PARTICIPANTS
Jim Kennedy
Marathon Capital — Analyst
Bruce England
Private Investor
Michael Carboy
Signal Hill — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the Catalytica Energy Systems 2007 first-quarter earnings conference call. My name is Latisha and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes.
At this time, I will turn the presentation over to Megan Meloni, Director, Investor Relations. Please proceed, ma’am.

Megan Meloni — Catalytica Energy Systems, Inc. — Director of IR
Thank you. On behalf of Catalytica Energy Systems, I would like to welcome everyone who has joined us this afternoon for our first-quarter 2007 conference call. I am Megan Meloni, Director of Investor Relations. With me today to deliver formal remarks regarding our financial results and an update on the business is our President, Chief Executive Officer, and Chief Financial Officer Rob Zack. At the conclusion of our prepared comments, we will open the line for any questions you may have.
Our first-quarter results were issued this afternoon after the close of market. If you have not yet received a copy of the press release, it is available on our website at catalyticaenergy.com.
Before proceeding, I would like to note that during this conference call, we will be making forward-looking statements involving risks and uncertainties that could cause actual results and events to differ materially from those anticipated by the Company at this time. These risks are more fully described in our public filings with the Securities and Exchange Commission, which we encourage you to consult. Catalytica Energy Systems undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances occurring after the date of this call.
Again, thank you for joining us today. I will now turn the call over to Rob.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you Megan and good afternoon everyone.
The past few months were highlighted by exciting new developments in our efforts to broaden our reach in the clean energy markets and secure opportunities to accelerate corporate growth.
During today’s call, I will be focusing my remarks on the proposed merger transaction we announced last week, followed by a brief discussion of recent activities in our SCR services business. I will then review our first quarter financial results, and provide an update on our 2007 business objectives and financial expectations.
Last Tuesday we announced a strategically compelling opportunity to pursue a broader clean energy vision and create additional value in the business through the signing of a definitive merger agreement with a renewable energy company. Pursuant to the agreement, Catalytica Energy Systems will combine with the renewable energy divisions of NZ Legacy, a privately owned land and energy development company headquartered in Arizona. Upon completion of the transaction, our combined companies will operate under the name Renegy Holdings, and will trade on NASDAQ. Renegy’s vision is to leverage the assets of two companies focused on clean and green energy to become a leading independent power producer of renewable energy in North America and a premier provider of emissions compliance solutions for the coal-fired power industry.
NZ Legacy’s renewable energy assets include the $70 million Snowflake White Mountain Power plant, a 24 megawatt biomass plant currently under construction outside of Snowflake, Arizona, along with Renegy and Renegy Trucking, companies engaged in harvesting, collecting and supplying biomass fuel to the Snowflake plant. Although in its early stage, NZ Legacy is a premiere renewable energy company, with more renewable megawatts under construction in Arizona than any other company today.
The plant is scheduled to be completed and begin producing electrical power in the first half of 2008. Long-term power purchase agreements have been secured with Arizona Public Service and Salt River Project, Arizona’s largest electric utilities. These power purchase agreements guarantee that the entire power output of the plant is pre-sold for a 20-year term, providing for a predictable future revenue stream. The plant is located in close proximity to transmission lines at the site of a paper mill owned by Abitibi, a global leader in newsprint and commercial printing papers. As part of a 25-year lease and operating agreement in place with Abitibi, recycled paper sludge from the Abitibi mill will provide approximately 50% of the fuel to be used by the plant. The remaining 50% of the fuel will come from the surrounding National Forests in the form of woody waste material primarily harvested from fire damaged Federal lands and forest thinning projects. NZ Legacy currently has in place numerous contracts with the U.S. Forest Service, either directly or as a subcontractor, for the collection, harvesting, chipping / grinding and hauling of wood waste. Additionally, NZ Legacy has contracts to manage and collect material from several community green waste sites, and collects material from the waste generated by area sawmills. The company plans to accumulate three years worth of fuel prior to the start-up and commissioning of the plant. Already, more than 270,000 tons of fuel, representing a more than two year supply, has been stored to date.
Construction and implementation of the Snowflake plant and related assets has been financed through $20 million in equity contributed by NZ Legacy’s founder and President Bob Worsley, and $53 million in secured, non-recourse debt. Once fully operational, the estimated debt payback period of the plant is approximately nine years. The Snowflake plant is expected to be profitable beginning in its first full year of operation and generate meaningful annual cash flows.
As exciting and financially compelling as the Snowflake plant is, in and of itself, we view this project as one piece of a much larger renewable energy vision for our combined companies. The Snowflake plant provides a foothold in the renewable energy market and a solid foundation for growth. We intend to build on this platform to pursue multiple additional projects within a five-year period through acquisition, construction, installation and operation. Future projects will focus on supplying clean and renewable power primarily through biomass, solar and wind resources.
A robust pipeline of opportunities has already been identified and is currently being explored, including more than 20 prospective projects in various regions of North America. Future projects will leverage Renegy’s renewable energy project expertise, strong relationships with Southwest utilities and government agencies at both State and Federal levels, Catalytica’s existing customer base, and access to more than 80,000 acres of land in Northeastern Arizona that is well suited for solar and wind projects.
We will be opportunistic in our pursuit of future projects and require that they meet certain criteria. Specifically, we seek to:
•	Focus on centralized, utility-scale electricity generation,

•	Utilize technology proven in commercial-scale operation,

•	Secure pre-sold power contracts through long-term power purchase agreements,

•	Debt finance, to the extent possible and reasonable,

•	Be close to transmission/distribution lines, and

•	In the case of biomass projects, have long-term fuel sources secured.
The market opportunity is significant. According to industry sources, renewable energy is poised to become the fastest growing sector in the energy market over the next decade. Worldwide, the market for renewable energy is projected to grow from approximately $55 billion in 2007 to more than $225 billion by 2016. In North America, an increased focus on climate change, environmental awareness, energy independence and security are driving a rapidly developing market. According to a report published by the American Council on Renewable Energy in March 2007, renewable energy has the potential to power half the nation by 2025, growing from approximately 99 gigawatts of power capacity today to over 635 gigawatts within the next 20 years.
Contributing to this growth are Renewable Portfolio Standards that are now in place in 21 states and the District of Columbia. With the objective of increasing energy sustainability, these market-driven state policies require that utilities purchase up to 30% of their electricity from renewable sources within the next 10 years, or face penalties for non-compliance. Two additional states have implemented voluntary goals for adopting renewable energy as well, and additional states are expected to follow, with the potential for future Federal mandates.
I am excited about the substantial market opportunities we see ahead for Renegy and believe that the merging of our companies will result in a broader, stronger business with significant growth potential. In addition to expanding and diversifying our product and service offerings to include the large and growing renewable energy market, completion of this transaction is expected to:

•	Accelerate corporate growth and diversify our business risk,

•	Be accretive to stockholders beginning in 2008 through stronger, more predictable commercial revenue streams and significantly improved cash flows,

•	Provide greater long-term growth prospects through access to substantially larger markets,

•	Provide the critical mass necessary to realize corporate overhead cost efficiencies,

•	Enable greater financial stability and long-term sustainability, and

•	Provide a platform for increased shareholder value and liquidity.
Completing this transaction will also bring a new, experienced CEO to lead the combined company. Bob Worsley will become Chairman and CEO of Renegy. Prior to establishing NZ Legacy in March 2002, Bob was the founder of SkyMall and served as its president and chief executive officer until his retirement in November 2003. During his tenure at SkyMall, Bob was successful in growing the business to become the largest in-flight catalog company in the United States. Recently, Bob also contributed to the significant growth of Energy Metals from a $25 million company to over $1 billion in just two years as part of a joint venture with NZ Legacy focused on extracting Uranium from lands in New Mexico and Colorado. In addition to his proven track record in building successful businesses, Bob brings to his new role in-depth knowledge of the renewable energy industry, established industry and utility relationships, an entrepreneurial vision, and a demonstrated ability to lead and execute Renegy’s business strategy going forward.
Bob and I share a common vision for the future of Renegy and I look forward to working closely with him to leverage our companies’ assets as we strive to create increased value for our stakeholders. As you can imagine, I have spent a great deal of time with Bob over the past several months and continue to be impressed by his strategic vision and drive to become part of the solution to ensuring a future of sustainable energy. His passion for renewable energy began in 1996 and has extended into his personal life through the construction of a 21,000 square foot zero energy ranch in Arizona, powered entirely by biomass, wind and solar power.
The merging of our companies has been unanimously approved by our Board of Directors. Completion of the transaction is subject to regulatory approvals and customary closing conditions, as well as approval by the stockholders of Catalytica Energy Systems. A registration statement and proxy materials will be distributed to stockholders for consideration. These documents are expected to be filed with the SEC within the next 60 days, and will contain in-depth information about the transaction and our combined businesses, including more detailed financial information and a valuation fairness opinion provided by Howard Frazier Barker Elliot, a valuation advisory and investment banking firm with offices in Houston and Dallas. We expect to convene a Special Meeting of Stockholders in the third quarter for approval of the transaction.
Upon completion of the merger, stockholders of Catalytica Energy Systems will own approximately 41.5% of the outstanding stock of the combined entity, and Bob Worsley will own approximately 58.5% through the issuance of approximately 26.4 million new shares of common stock. Additionally, Mr. Worsley will receive warrants to acquire an additional 17.3 million shares of stock at $2.34 per share, which, if exercised in full, will increase his ownership to approximately 70%. The warrants are divided into three equal parts, with the first one-third scheduled to vest upon the commissioning of the Snowflake plant by July 2008. The vesting of the remaining two-thirds will be directly tied to Bob’s ability to create additional value in the business through expansion, including the commissioning or acquisition of additional renewable energy facilities.
We will continue to benefit from the depth and expertise of Catalytica’s existing Board of Directors. The Board of the combined company will consist of five independent representatives from our current Board. Additional Board members will include Mr. Worsley and a new appointee expected to come from the renewable energy industry.

Additionally, the transaction has been structured in a way that enables us to take advantage of some of the deferred tax benefits that have been generated over the years by Catalytica. We anticipate these deferred tax items will likely represent up to a $1.5 million annual benefit through 2020 for the combined entity.
To ensure the proposed transaction provides the greatest value for Catalytica Energy Systems stockholders, we have secured the right within the merger agreement to solicit proposals for an alternative transaction that may prove superior in value. This solicitation is actively underway and will continue for the 30-day period that commenced on May 8. We have hired the investment banking firm of Hadley Partners to assist Catalytica’s management and Board of Directors with facilitating the solicitation. There can be no assurances that the solicitation of proposals will or will not result in an alternative transaction. Further, we do not intend to disclose developments with respect to this solicitation process unless and until our Board of Directors has made a decision regarding any alternative proposals.
Turning now to our current business activities, we continue to be excited about the opportunities ahead in the emerging market for our SCR catalyst and management services business in the coal-fired power industry.
Although the market heading into 2007 has not developed as quickly as we had anticipated, we remain optimistic regarding the longer term prospects for catalyst regeneration and our SCR-Tech business.
We believe the slower pace of order activity we have been experiencing over the past several months is temporary as the market begins to transition to planned regeneration cycles for installed SCR catalyst that we expect will soon be in need of replenishment.
Our pipeline of new order prospects remains strong, and some of these project opportunities are beginning to translate into firm orders. In a separate release issued today, we announced new catalyst regeneration contracts totaling approximately $1.0 million received from a leading independent power producer in the Southeast and a top Midwestern utility. It is worthy of note that one of the contracts marks the fifth catalyst regeneration order placed with SCR-Tech by the same customer, reflecting the strong alliances we are forming with our customers and their confidence in our service capabilities. The second contract is from a new customer, demonstrating SCR-Tech’s continued progress in broadening its customer base and building industry confidence in its technology and service capabilities.
We continue to expect that sales activity will begin to pick up toward the end of 2007 as the industry prepares for the onset of more stringent NOx emissions regulations and year-round SCR operation beginning in January 2009 under the EPA’s Clean Air Interstate Rule, which we anticipate will result in meaningful market growth beginning in 2008.
That brings me to our financial performance.
In the first quarter, total revenues were $1.4 million, compared with revenues of approximately $3.0 million in the same period last year. As you may recall, revenues during the first quarter of 2006 were unusually high as a result of the timing of individual catalyst cleaning and regeneration projects, and represented 40% of our full-year revenues in 2006. Due to the project based nature of our business, our SCR services revenues typically vary from period to period, so quarterly comparisons are not necessarily meaningful or indicative of future results. However, in light of lower backlog levels driven by the slow pace of order activity in recent months, we expect revenues to continue to be soft for the next two quarters.
Selling, general and administrative expenses for the quarter increased to $2.4 million, from $1.8 million in the same period of the prior year, primarily due to legal and consulting expenses we incurred associated with pursuing the proposed Renegy transaction.

Total costs and expenses for the quarter of $3.4 million, including cost of revenues, were essentially flat when compared with the first quarter last year.
Our first quarter 2007 financial results also included the recording of a gain from discontinued operations of $25,000, while the first quarter of 2006 included a loss from discontinued operations totaling approximately $1.6 million.
The resulting net loss for the quarter was $1.7 million, or a loss of 9 cents per share, which was comparable to our net loss in the first quarter last year also of $1.7 million.
Looking now at our financial condition, our total asset base at March 31, 2007 was $26 million, with cash, cash equivalents and short-term investments totaling $17.6 million. Cash consumption during the first quarter of 2007 decreased to approximately $1.1 million, from $2.8 million in the same period of the prior year. This improvement in our use of cash primarily reflects the benefit of our restructuring and cost reduction activities completed in the fourth quarter last year. Cash flow during the first quarter of 2007 was negatively impacted by transaction costs; however, this was offset by the collection of accounts receivable.
Capital expenditures in each of the first quarters of 2007 and 2006 totaled approximately $100,000.
Looking ahead, we continue to project that our full year revenues in the coming year will be lower than in 2006 as a result of more challenging market conditions in 2007 driven by less demand for emergency catalyst cleaning services. We are currently maintaining our previous guidance for revenues from our SCR services business in the range of $6.0 to $7.0 million, subject to securing new orders and the timing of revenue recognition associated with various projects. While we continue to anticipate increased market demand toward the end of 2007, we do not foresee any meaningful growth until 2008 when the market is expected to more fully develop.
Further, we continue to expect that our full-year cash consumption from ongoing business activities, excluding any effect of the Renegy merger transaction, will range from $3.0 to $4.0 million, subject to meeting our revenue projections. This guidance includes approximately $1.3 million of anticipated capital expenditures to increase production capacity at SCR-Tech in preparation for market growth expected to begin in 2008. However, this guidance does not include significant costs we expect to continue incurring over the next several months associated with pursuing and consummating the Renegy transaction.
In closing, I would like to state how excited I am about the proposed Renegy transaction and the additional value I believe this combination has the potential to create for our stakeholders. In addition to a continued focus on growing our SCR-Tech business and expanding our reach in the growing market for clean coal technologies, this merger will enable us to pursue an expanded direction for the company to build additional value for our stockholders through business diversification, stronger financial performance, accelerated growth and access to substantial market opportunities in renewable energy.
With that, this concludes our prepared comments for this meeting. I look forward to reporting on our continued progress in the months ahead as seek to pursue a broader clean energy vision for the business.
I would now like to open the line for questions.

QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). Jim Kennedy, Marathon Capital.

Jim Kennedy — Marathon Capital — Analyst
Congratulations on what looks like a nice combination. A few questions relative to the — are you actually terming it a merger or an acquisition or—?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
First of all, thank you for your comments. We are terming it a merger. And I’m not sure technically whether it’s an acquisition or whether we’re being acquired.

Jim Kennedy — Marathon Capital — Analyst
Okay. Can you just maybe elaborate a little bit more on what the incentive was for Renegy to enter into this transaction? As a shareholder of Catalytica, I’m kind of reminded of the old saying about I’m not sure I want to belong to a country club that would have me as a member. And while we have a nice company here, I’m wondering what Renegy saw, other than a nice balance sheet — we’ve got a $7 million division that’s going to obviously do well in ‘08, ‘09 and going forward — but I would imagine they had other alternative in terms of ways to get public — ways to raise capital, etc. What do you feel like we bring to the table for them?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
I think you actually asked a couple of questions there, so I will do my best to address them all. First and foremost, Bob is a visionary, and so I think he looked at the opportunity to merge with Catalytica in twofold. One is much more exciting for him than just having a sole power plant in Snowflake, Arizona, but being passionate about renewable energy, being passionate about clean energy, you know, was there a potential for a nice fit with Catalytica.
Certainly he could have gone a different route. I think he was excited about our Board of Directors. I think he was excited about our customer relationships at SCR-Tech. I think he was excited about, frankly, the infrastructure that we provide, the NOLs and other tax benefits that we may have that will provide some benefits to him, and really an opportunity or a platform that he could build much bigger than just, like I said, being a power plant.
So I think that’s what he saw. I know you had another question there, but I apologize, I didn’t write it down.

Jim Kennedy — Marathon Capital — Analyst
That’s okay. And that’s a great answer. Thanks. I just wanted to make sure that we are getting his vision of why he wanted to do this. Is he on the call today?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
He is not with me today, but I’m certain he is listening.

Jim Kennedy — Marathon Capital — Analyst
Okay. I think it would be very helpful if we couldn’t get him engaged in a public dialogue like this about what his vision is and where he is going.
My next question relates to the actual plant that it sounds like it’s going to be up and running in ‘08, if I’m hearing you correctly.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
That’s correct, first half of ‘08.

Jim Kennedy — Marathon Capital — Analyst
Okay. Is this plant a prototype plant, more or less, of what we might want to do nationwide or is this a one-off that we were opportunistic about because we had a fuel supply and a long-term contract, and therefore other energy projects might not look like this particular plant, or is this a footprint for where we are going? Can you elaborate a little bit on that?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
I think the answer is yes, I believe it’s a legitimate footprint for multiple plants. The technologies that are being used in Snowflake are tried and true. There is no — there’s not a tremendous amount of creative nature and power-generating power there. That said, each project is unique, and so even if we built another 25 megawatt power plant let’s say somewhere else in Northern Arizona, I suspect that its dynamics would create some uniqueness to it. Certainly, it is the type of — that plant will be the type of opportunities we’re looking for not only in Arizona, but across North America.

Jim Kennedy — Marathon Capital — Analyst
Are there, and maybe this is a better question for Bob, but are there synergies once you plop one, two, three of these? If they are geographically dispersed, are you still looking at generating the fuel locally? Are there synergies to why we would want five of these versus two of these? Or as you said, does each one more or less stand alone, generate its own energy with its own power source, we still have X dollars to construct it and run it, or are there some synergies here from multiple plants?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
There are definitely synergies as far as just being more efficient in how you operate, whether it be spare parts, whether it be know-how, or whether it be relationships with utilities and being able to leverage the amount of power you’re generating, so synergies exist. It’s not tremendous synergies. For example, your question on fuel — you would not be transporting fuel back and forth amongst plants, certainly not in Arizona. There are other places in the country where that is certainly possible, but not in Arizona.

Jim Kennedy — Marathon Capital — Analyst
And it looks like, according to your comments and the release, that we’ve got a fairly secure long-term purchase agreement for the power being generated. Is that a potential model for what we might expect going forward? Or again, was this a one-off opportunity? Any thoughts there?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Certainly that is one of the criteria we look at when we are looking at either building a plant or acquiring a new plant. This one, we were fortunate, was a 20-year agreement. I don’t know that we can continue to get 20-year agreements. I certainly hope so. And I think a lot of it depends on the region, the utility you’re working with and what their particular objectives are in obtaining renewable energy.

Jim Kennedy — Marathon Capital — Analyst
Do you at least, with what is on the drawing board now, would the most immediate projects — it look like this plant be greenfield, or would you actually have an end-user, and maybe not a 20-year contract, but a contract that’s being negotiated? I mean, we’re not going to go out and borrow $50 million and bet on the come here, are we?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
No, of the projects that we’re looking at today, it’s a combination of greenfield as well as existing plants. And really, my objective hopefully over the next several months is to be able to at least show you via LOI/MOU something where I can show you that there’s someone else on the other side of the transaction that’s at least interested in proceeding, whether it be in an acquisition transaction or in a greenfield project. And that’s what I’ve said is my personal objective to show to you.

Jim Kennedy — Marathon Capital — Analyst
Okay, and might you be able, in that analysis, to show us the comparison as to how appealing these things are at different energy price levels, given oil and natural gas, etc.?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Yes, I guess I will go back to the uniqueness of each project, so not only is what I will say the cost of operation, which, for instance, in biomass or at least in wood biomass is — fuel is a significant cost, but not only the cost of operation, but certainly what you’re able to negotiate on the sales side relative to your power purchase agreement. So certainly, as we put together the registration statement and proxy material, you’ll have better insight into the expected financial performance, and then as we move on, we are happy to share as it becomes available the appropriate financial information.

Jim Kennedy — Marathon Capital — Analyst
Rob, is one of the alternatives for financing here some sort of state- or federal-sponsored tax-free bonds of any sort? Is that an avenue for us?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Yes, and actually, of the $53 million, $40 million represents industrial development bonds that are tax free.

Jim Kennedy — Marathon Capital — Analyst
And is that, again, a blueprint we might be able to duplicate across states, or was that something unique to Arizona?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
It was unique, actually, to the cleanup of the forest in Northeast Arizona. But that doesn’t mean that’s not replicatable elsewhere.

Jim Kennedy — Marathon Capital — Analyst
Okay, and would that be one of our primary objectives, to try to have that sort of attractive financing?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Yes, attractive financing is certainly an objective, and the only question there is how we can make that happen.

Operator
(OPERATOR INSTRUCTIONS). Bruce England, private investor.

Bruce England Private Investor
Congratulations, Rob. I get the impression you’ve been working on this for a while.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you, Bruce. Yes, although I can’t use the argument that I had a full head of hair when it started, because I didn’t.

Bruce England Private Investor
I have a two-part question. First, you stated that if and when Mr. Worsley exercises all his warrants, he will own roughly 70% of the new Renegy holdings, correct?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
That is correct.

Bruce England Private Investor
I may be mistaken, but I think I read where NZ Legacy owns 100,000 acres of timberland adjacent to the Snowflake biomass facility and, of course, considerable acreage elsewhere. So I’m wondering, do NZ Legacy and Renegy Holdings intend to transact business? And if so, in what ways, and how do you intend to address the potential for a conflict of interest there?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
We’ve addressed this in the merger agreement, and certainly it will be clarified in our registration statement, but the land is available for our use for energy projects. We have — first of all, so we had it what I will call at reasonable or market rates. Additionally, we have a first right of refusal, so no other energy project can go there without us at least looking at it, and then secondarily, Bob has agreed to a limitation that if there were another energy project in the area, and we elected not to be a participant, that Bob as a participant would only be one of landlord or as lessor as part of the arrangement. So we’ve certainly got land there that is accessible, especially on the solar side. There are some really attractive pieces of land to one day potentially build a solar facility there.

Bruce England Private Investor
And as a follow-up question — thank you, by the way — does NZ Legacy or Mr. Worsley sell timber or currently have any other business relationship with Abitibi that is beyond the purchase of their wood byproducts?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
The answer is no, but I will say they have a long-term relationship. One of the things that I did not mention about Mr. Worsley’s background is actually when he graduated college back in, I think it was 1979 or 1980, he went to work for Price Waterhouse here in Phoenix and was actually the auditor of the Abitibi plants, just coincidentally, and became a forestry expert for Price Waterhouse back from ‘80 to ‘85. And so he has a long-term relationship with them. Besides this plant and the operating lease, the lease of the facility and some of the agreements associated with power, there are no other relationships.

Bruce England Private Investor
So he’s not selling timber, then, to Abitibi?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
That is correct. As a matter of fact, it’s a recycled newsprint plant, so 100% of the newsprint that comes out of there is recycled paper.

Operator
Michael Carboy, Signal Hill.

Michael Carboy — Signal Hill — Analyst
A quick question for you regarding the power purchase agreement on the Snowflake facility. You had mentioned that you had locked in the sales end. I’m curious as to whether that contract provides effectively for a locked spread between fuel prices and sold electricity prices, whether there’s a commodity margin risk inherent in this purchase agreement.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Yes, the answer is we don’t believe so. Again, 50% of our fuel by weight, about 30% by BTU, comes from Abitibi, and that is locked into fuel. The remaining fuel comes from the forest area in the Northeast, of which we have over a two-year supply today and intend to have a three-year supply prior to startup.
We have the capability and we do have operations today were we are harvesting our own fuel, and we know what cost it takes to get there. There’s not a lot of competition in that area today for fuel, so the only risk would be if someone would come in there and drive prices up because their model says that prices could be much higher and they could still afford to be in that area. So we don’t see it as a tremendous risk, but not one that we are hedged against or have any way, really, to, besides just good business judgment, to protect ourselves from.

Michael Carboy — Signal Hill — Analyst
So it sounds — correct me if I’m wrong — 50% of the raw material supply agreement must be at known fixed price, then. Is that correct?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
We will call it 30% is probably a more appropriate statement, because that’s the —

Michael Carboy — Signal Hill — Analyst
On the BTU side —

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Correct.

Michael Carboy — Signal Hill — Analyst
The BTU perspective. All right. And then the remaining 70%, a portion of that you believe you will be self-harvesting, where you will have some sense of control of the cost, and the remaining portion of it will be coming from National Forest Service lands?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Well, 30% of it is free, so let’s start there. That’s waste material that Abitibi gives us as part of our relationship. The remaining 70% comes from a variety of sources, of which we are one, so there are also some sawmills in the area, and we do take their waste products. There are other people in the process of working with the U.S. Forest Service in cleaning out forest lands and thinning forests. We do purchase wood from them. Our biggest competitor, really, comes down to people making the decision that it’s easier just to burn their wood than actually to sell it to us. So we do not see competition today — well, I’ll say certainly in the near to mid-term, relative to the cost associated with bringing the wood in — bringing the fuel in.

Michael Carboy — Signal Hill — Analyst
Okay. Shifting to the SCR front for a moment, could you elaborate on why you think the [IOUs] got themselves sort of trapped with not having planned appropriate SCR regeneration schedules last year? And then, given that they were stuck in that bind, why would they not be in the process of currently scheduling and booking capacity for regeneration services at this time?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
I don’t know that I can give you a good answer. I will give the standard — I think to a lot of extent, it’s just kind of the tail of the dog at this point for them and not where they’re focusing their primary efforts. Certainly, a lot of utilities, for instance, are focused on putting in [SGDs] today, and I just don’t think they’re giving their SCR a lot of attention.
And certainly what’s going to happen is the catalyst will all of a sudden run out, and most of them are to the point now where they’re starting to predict when that problem will occur. I don’t know that a lot of them have done anything to solve the problem. And I think the assumption is that, worse comes to worse, the OEM will always have new catalysts that I can just buy if I run into a bind. And what we’re finding, actually, is they are running out of capacity as new SCRs are being installed, as well as people thinking about what’s going to occur, as well as international markets, actually.
So I think it will be an interesting dynamic, and we really expect that it will — that the market will pop soon, and I think it’s just a question — it’s not a question of if, it’s a question of when. And we are in the utilities every day, and you’d think we’d be able to predict it better, and we just have — they all recognize the problem, but not a lot are taking action to solve it at this point.

Michael Carboy — Signal Hill — Analyst
And then shifting gears on to the administrative side, I believe as a result of the merger, will you — well, I should say will you be changing state of domicile as a result of the Renegy transaction? If so, can you tell us what the supermajority threshold is in that state of domicile?

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
You know what, what I will go ahead and say is I’m not sure I understand the relevance of your question, and I certainly can call you offline and have our legal counsel on the line to answer the question.

Michael Carboy — Signal Hill — Analyst
It gets at voting control, and I suspect that 70% — if the options that the Renegy executive has end up being exercised on, then it sounds like that individual will have majority control over the Company of all matters that might go before a shareholder vote. I was just trying to confirm that.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
I guess what I will confirm, and I will apologize if I’m wrong from a legal perspective, but after the transaction, Bob will have control of the Company. We do have some provisions within our merger agreement that limit certain things that Bob can do, and as you might — I’m sure as you’ve noticed that five of our Board members will remain on, three of which will be part of a special committee, and that special committee will analyze any potential conflicts of interest or anything else that may occur that we need to deal with.

Michael Carboy — Signal Hill — Analyst
Terrific. Thank you very much.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you for your interest.

Operator
Ladies and gentlemen, this now concludes the question-and-answer session. At this time, I will turn the call over to Mr. Zack for closing remarks.

Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you, again, for everyone’s participation in today’s call. We appreciate your continued interest and support of Catalytica Energy Systems, along with our merger transaction, and hope you have a great day. Bye now.

Operator
Thank you for your participation in today’s conference. Ladies and gentlemen, this concludes the presentation. You may all disconnect, and have a good day.

Additional Information and Where to Find It
     This document does not constitute an offer of any securities for sale. The proposed Renegy merger transaction will be submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration. In connection with the proposed merger, Renegy Holdings, Inc. will file a registration statement, a proxy statement / prospectus and other materials with the Securities and Exchange Commission (SEC). CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors may obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Catalytica Energy Systems in connection with the May 8, 2007 announcement of the transaction and any other documents filed with the SEC when they become available. Investors will be able to obtain free copies of the proxy statement / prospectus (when available) as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.
Participants in the Solicitation
      Catalytica Energy Systems and its executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Catalytica Energy Systems with respect to the proposed merger. Information regarding the officers and directors of Catalytica Energy Systems is included in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 30, 2007. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the proxy statement / prospectus and other materials to be filed with the SEC in connection with the proposed merger.
     This conference call script contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, those regarding the prospects and timing associated with consummation of the proposed merger; completion of construction and commissioning of the SWMP biomass power plant and its ability to begin producing electrical power in the first half of 2008; the financial effects of the merger, including accretion to earnings and cash flows and the combined company’s financial stability; the ability of the combined company to execute future power projects, demand for renewable energy and fuel sources for the biomass plant. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risk that we will not be able to close the transaction, delays in the completion and commissioning of the SWMP plant; diversion of management’s attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the transaction; the risks associated with the development, generally, of the combined company’s overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and the ability of the combined company to secure adequate fuel for the biomass plant; changes in the environmental requirements relating to certain emissions; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the Transaction (when it becomes available), filed with the Securities and Exchange Commission. Further, the Company expects to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, a trust controlled by Bob Worsley will own a controlling interest in the Company and will be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this conference call script.